Exhibit 99.1
NOTICE OF CHANGE OF FINANCIAL YEAR-END

August 28, 2014

British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs

Re:	Stellar Biotechnologies, Inc. (the “Company”)
Notice Pursuant to Section 4.8 of National Instrument 51-102

Pursuant to Section 4.8 of National Instrument 51-102 Continuous Disclosure Obligations, the Company wishes to advise that it is changing its financial year-end from August 31 to September 30.

Reason for the Change

Fiscal year and quarterly filings to coincide with calendar quarters.

Relevant Dates for Financial Reporting Periods

The old financial year-end of the Company was August 31.

The new financial year-end of the Company will be September 30.

The transition year of the Company will be the one month ended September 30, 2014.

The length, ending dates and filing deadlines of the periods, including the comparative periods, of the annual financial statements to be filed for the Company’s transition year and its new financial year are as follows:

Transition Year	Comparative Annual Financial Statements to Transition Year	Filing Deadline for Annual Statements for Transition Year	New Financial Year	Comparative Annual Financial Statements to New Financial Year	Canadian Filing Deadline for Annual Financial Statements for New Financial Year	US Filing Deadline for Annual Financial Statements for New Financial Year
One month ended September 30, 2014	Filed with New Financial Year	Filed with New Financial Year	Twelve months ended September 30, 2015	One month ended September 30, 2014 and twelve months ended August 31, 2014	January 28, 2016	December 14, 2015

The length, ending dates and filing deadlines of the periods, including the comparative periods, of the interim financial statements to be filed for the Company’s transition year and its new financial year are as follows:

Interim Periods for Transition Year	Comparative Interim Periods to Interim Periods in Transition Year	Filing Deadline for Interim Financial Statements of Transition Year	Interim Periods for New Financial Year	Comparative Interim Periods in New Financial Year	Canadian Filing Deadline for Interim Financial Statements of New Financial Year	US Filing Deadline for Interim Financial Statements of New Financial Year
N/A	N/A	N/A	Three months ended December 31, 2014	Three months ended December 31, 2013	March 2, 2015	February 9, 2015
			Three and six months ended March 31, 2015	Three and six months ended March 31, 2014	June 1, 2015	May 10, 2015
			Three and nine months ended June 30, 2015	Three and nine months ended June 30, 2014	August 31, 2015	August 9, 2015

DATED at Port Hueneme, California, this 28th date of August, 2014.

STELLAR BIOTECHNOLOGIES, INC.

Per: /s/ Kathi Niffenegger
__________________________________________________
Kathi Niffenegger
Chief Financial Officer